AH 3/12/2004

Vf 3/12-04

04002963

SECUR... ...MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR - 1 2004
WASH. D.C. 158 SECTION

SEC FILE NUMBER
8- 65833

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avisen Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3626 Fair Oaks Blvd., Suite 300
(No. and Street)

Sacramento (City) CA (State) 95864 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. Wayne Robello (916) 480-2747
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. ANson, CPA
(Name – *if individual, state last, first, middle name*)

5464 Yarmouth Ave., # 59 (Address) Encino, (City) CA (State) 91316 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AJ 3/22

OATH OR AFFIRMATION

I, A. Wayne Robello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avisen Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAVE BANERJEE
Commission # 1360320
Notary Public - California
Los Angeles County
My Comm. Expires Jun 9, 2006

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVISEN SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2003

AVISEN SECURITIES, INC.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Avisen Securities, Inc.
Sacramento, California

I have audited the accompanying statement of financial condition of Avisen Securities, Inc. as of December 31, 2003 and the related statements of operations, changes, in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Avisen Securities, Inc. as of December 31, 2003 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Encino, California
February 20, 2004

AVISEN SECURITIES, INC.

Statement of Financial Condition
December 31, 2003

ASSETS

Cash	$	12,756
Accounts receivable		58,023
Property and equipment		
net of accumulated depreciation of $ 68 (Note 3)		1,985
Other assets		34,186
Total assets	$	106,950

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable	$	49,942
Total liabilities		49,942

STOCKHOLDERS' EQUITY:

Common stock		10,000
Additional paid in capital		133,000
Retained deficit		(85,992)
Total shareholders' equity		57,008
Total liabilities and stockholders' equity	$	106,950

AVISEN SECURITIES, INC.

Statement of Income
For the year ended December 31, 2003

REVENUES:	
Bonds	$ 40,234
Commissions	31,568
Principal transactions	13,891
Interest income	685
Other income	6,084
Total income	92,462
EXPENSES:	
Depreciation and amortization	1,401
Clearing charges	10,741
Commissions	27,569
Communications	3,540
Employee compensation and benefits	10,352
Occupancy	17,868
Professional fees	98,408
Operating expenses	36,094
Total expenses	205,973
NET LOSS BEFORE INCOME TAXES	(113,511)
INCOME TAX PROVISION (Note 5)	
Income tax benefit	27,519
NET LOSS	$ (85,992)

The accompanying notes are an integral part of these financial statements

AVISEN SECURITIES, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December, 2003

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total Stockholders' Equity
Beginning Balance January 1, 2003	$ 10,000	$ -	$ -	$ 10,000
Capital Contribution		133,000		133,000
Net loss			(85,992)	(85,992)
Ending Balance December 31, 2003	$ 10,000	$ 133,000	$ (85,992)	$ 57,008

The accompanying notes are an integral part of these financial statements.

AVISEN SECURITIES, INC.

Statement of Cash Flows
For the year ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (85,992)
Adjustment to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	68
(Increase) decrease in:	
Accounts receivable	(58,023)
Other assets	(34,186)
Increase (decrease) in	
Accounts payable	49,942
Total adjustments	(42,199)
Net cash used in operating actitivies	(128,191)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture and equipment	(2,053)
Net cash used in investing activities	(2,053)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from common stock	10,000
Proceeds from additional paid in capital	133,000
Net cash provided by financing activities	143,000
NET INCREASE IN CASH	12,756
Cash at beginning of year	-
Cash at end of year	$ 12,756
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

Avisen Securities, Inc.

Notes to Financial Statements
December 31, 2003

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Avisen Securities, Inc. (the "Company"). was formed in 2002 under the laws of California, as a "C" corporation.

The firm received its independent broker dealer registration on August 20, 2003 and is currently registered in nine (9) states as well as with the National Association of Securities Dealers (NASD), Securities and Exchange Commission (SEC), and the Municipal Security Rulemaking Board (MSRB) and SIPC.

The Company conducts business as an introducing and intermediary broker dealer. The Company deals on a principal basis in the trading of exempt government securities and accepts trades in equities, corporate fixed income and municipal issues. Trades are cleared on a fully disclosed basis through Pershing.

SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

Trades are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Property and equipment purchases over $500 individually are capitalized. Depreciation is calculated using double declining balance method aver a useful life of five (5) and seven (7) years.

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in blank deposit accounts, which at times may exceed uninsured limits. The Company has not experienced any losses in such accounts.

Securities owned are valued at market. The resulting differences between cost and market is included in income.

The Company and its stockholders have elected "C" company status under the federal and state tax laws.

Avisen Securities, Inc.

Notes to Financial Statements
December 31, 2003

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

COMPREHENSIVE INCOME

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2003.

CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counters-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is Company's policy to review, as necessary, the credit standing of each counter party.

Management estimates that 100% of the revenues were generated in the State of California.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2003 the Company's net capital of $ 17,288 exceeded the minimum net capital requirement by $ 12,288; and, the Company's ratio of aggregate indebtedness ($ 49,942) to net capital was 2.89 to 1, which is less than 8:1 ceiling, required in its first year of operation.

Note 3: FIXED ASSETS

At December 31, 2003 fixed assets consist of the following:

Furniture & Equipment	$	2,053
Less: Accumulated depreciation		(68)
	$	1,985

Note 4: LEASE OBLIGATIONS

The firm is operating on a month-to-month sublease. The sublease is with Brown Robello Capital Management, LLC, the principals of which are the firm's shareholders'. The sublease calls for monthly payment of $8,184.00 until April 30, 2005, with a 30-day notice of cancellation.

Note 5: INCOME TAXES

The component of the income tax provision (benefit) for the year ended December 31, 2003 is as follows:

Current:		
Federal	$	(27,519)
State		0
Tax Benefit	$	(27,519)

The Company's effective tax rate differs from the federal statutory rate due primarily to state taxes and nondeductible expenses. At December 31, 2003 deferred tax assets and liabilities were not significant.

The net Federal tax receivable of $27,519 is included in other assets.

Note 6: GOING CONCERN

The firm is a development stage company and has not earned enough revenue to support its direct expenses. The viability of the firm is a function of the shareholder's capital and future capital contributions, as well as its ability to meet a projected business plan.

AVISEN SECURITIES, INC.

Statement of Net Capital
Schedule I
December 31, 2003

	Focus 12/31/2003	Audit 12/31/2003	Change
Stockholders' equity, December 31, 2003	$ 75,607	$ 57,008	$ 18,599
Subtract - Non allowable assets:			
Accounts receivable	3,549	3,549	-
Fixed assets	-	1,985	(1,985)
Other assets	8,652	34,186	(25,534)
Tentative net capital	63,406	17,288	46,118
Haircuts:	-	-	
NET CAPITAL	63,406	17,288	46,118
Minimum net capital	(5,000)	(5,000)	
Excess net capital	58,406	12,288	46,118
Aggregate indebtedness			
Accounts payable	7,373	49,942	(42,569)
Ratio of aggregate indebtedness to net capital	0.12%	2.89%	

The differences were caused by year end tax benefit computation and accruals

The accompanying notes are an integral part of these financial statements.

AVISEN SECURITIES, INC.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

The Company is exempt from the Reserve Requirement of Rule 15c3-3

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2003

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements.

The accompanying notes are an integral part of these financial statements.

BRIAN W. ANSON
Certified Public Accountant
5464 Yarmouth Avenue # 59, Encino, CA 91316 • (818) 342-4299

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors,
Avisen Securities, Inc.
Sacramento, California

In planning and performing my audit of the financial statements of Avisen Securities, Inc. for the year ended December 31, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Avisen Securities, Inc. that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Brian W. Anson
Certified Public Accountant
Encino, California
February 20, 2004